Exhibit 99.1

NuCana Presents Latest Data Demonstrating Clinical Activity and Favorable Safety for NUC-7738 in Patients with PD-1-Resistant Melanoma

Data Presented at ESMO IO 2025 include Partial Responses, Durable Disease Control, and No New Safety Signals, Reinforcing Earlier Findings

EDINBURGH, United Kingdom, December 10, 2025 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) presented the latest clinical data at the annual European Society for Medical Oncology (“ESMO”) Immuno-Oncology Congress, December 10-12, 2025, in London.

The data from patients with PD-1 inhibitor-resistant metastatic melanoma treated with NUC-7738 in combination with pembrolizumab continue to demonstrate clinical activity and a favorable safety profile. All patients had progressive disease prior to starting treatment. Clinical activity includes two partial responses (one confirmed) and seven cases of stable disease, notably including one ongoing stable disease converting to a complete metabolic response with no detectable active disease. These results further reinforce the initial findings presented at the ESMO Congress 2024.

As of the most recent analysis, nine patients have been treated in the Expansion Cohort, which is part of the planned enrollment of up to 28 additional patients. Combined with the 12 patients previously treated in the Dose Confirmation Cohort, this will provide a total combination dataset comprising up to 40 patients. No new safety signals have been observed, and several patients remain on therapy with ongoing disease control, including one unconfirmed partial response and durable stable disease.

“We are very pleased to share the continued progress from this study,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “The clinical activity and favorable safety profile of NUC-7738 support its potential to offer meaningful benefit for patients with advanced melanoma who have exhausted current treatment options.”

Mr. Griffith added: “These findings support continued enrollment and further clinical advancement as we move toward a potential registrational pathway.”

One of the study participants, who achieved complete metabolic response, was recently featured in the UK Channel 4 documentary series Cancer Detectives: Finding the Cures, which also profiled Professor Sarah Blagden, the study’s lead investigator and Professor of Experimental Oncology at the University of Oxford.

Details of NuCana’s presentation at the ESMO Immuno-Oncology Congress 2025 are as follows:

Abstract Title: A Phase 2 expansion study of NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant cutaneous melanoma (NuTide:701)

Poster Number: 321TiP

Date: Wednesday, December 10, 2025

Presenting Author: Dr Miranda J. Payne

All regular abstracts accepted for presentation at the ESMO Immuno-Oncology Congress 2025 have been published online via the ESMO website on Thursday, December 4 at 12:05 p.m. CET (Wednesday, December 3 at 6:05 p.m. ET). All accepted abstracts will be published online in the ESMO Immuno-Oncology Congress 2025 Abstract Book, a supplement to the official ESMO journal, Immuno-Oncology and Technology (IOTECH).

More information regarding the 2025 ESMO Immuno-Oncology Congress can be found at: https://www.esmo.org/meeting-calendar/esmo-immuno-oncology-congress-2025

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy, and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com